SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: February 24, 2011		Signed:	Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, February 24, 2011
CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND
CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared a quarterly dividend of twenty seven cents ($0.27) Canadian per share on the outstanding Common Shares. The dividend is payable on April 25, 2011, to holders of record at the close of business on March 25, 2011, and is an eligible dividend pursuant to subsection 89(14) of the Income Tax Act.
About Canadian Pacific:
Canadian Pacific (CP: TSX/NYSE) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media:	Investment Community:
Mike LoVecchio	Janet Weiss
Senior Manager — Media Relations	Assistant Vice President — Investor
Tel.: (778) 772-9636	Relations
24/7 Media Pager: (416) 814-0948	Tel.: (403) 319-3591
e-mail: mike_lovecchio@cpr.ca	e-mail: investor@cpr.ca